Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

82-4163

02 JUN 13 AM 11:13

PLEASE REPLY TO: WILLIAM R. JOHNSTONE, LL.B.
Direct Line: (416) 860-7150 Ext. 250
Direct Email: bill@jcolaw.com

June 11, 2002

02034949

DELIVERED

COPY

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

SUPPL

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-M-1

Please be advised that Outlook has granted 400,000 Investor Relations Consultant stock options exercisable at $0.10 per share until May 31, 2004 (the "Options"). The Options are non-transferable. The Options were traded to one consulting company pursuant to the Stock Option Plan approved by shareholders at the Special Meeting held on December 17, 1997 pursuant to the rules of the Toronto Stock Exchange (the "Rules") as amended on April 20, 1999, May 15, 2000, November 16, 2000 and June 26, 2001 and in reliance on Ontario Securities Commission Rule 45-503 - Trades to Employees, Executives and Consultants (the "OSC Rule"). The following further information is provided pursuant to the OSC Rule and the Rules:

1. Full Name and Address of Vendor:

   OUTLOOK RESOURCES INC.
   Suite 1220, The Thomson Building
   65 Queen Street West
   Toronto, Ontario
   M5H 2M5

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   OUTLOOK RESOURCES INC.
   Suite 1220, The Thomson Building
   65 Queen Street West
   Toronto, Ontario
   M5H 2M5

   400,000 consulting company options to purchase common shares at $0.10 per share until May 31, 2004.

dw 6/19

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

COPY

3. Date of Trade

May 31, 2002 subject to approval of the TSX Venture Exchange.

4.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
First Canadian Capital Corp. 155 Rexdale Blvd. Suite 309 Etobicoke, Ontario M9W 5Z8	400,000	May 31, 2004
	400,000	

5. Other Details:

Included with this correspondence is a cheque for $80.00 to cover the filing fee in relation hereto.

Yours very truly,

JOHNSTONE & COMPANY

Per: William R. Johnstone
Encl.
WRJ/ys

cc: Canadian Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**
Outlook Resources Inc.

F:\WPDOC\STOCKOPT\GRANT\FMI\June FCCC.wpd

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 JUN 18 AM 11:07

PLEASE REPLY TO: WILLIAM R. JOHNSTONE, LL.B.
Direct Line: (416) 860-7150 Ext. 250
Direct Email: bill@jcolaw.com

June 11, 2002

DELIVERED

COPY

Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs:

RE: Outlook Resources Inc. ("Outlook")
File No. 1006-M-1

Please be advised that Outlook has granted 400,000 Investor Relations Consultant stock options exercisable at $0.10 per share until May 31, 2004 (the "Options"). The Options are non-transferable. The Options were traded to one consulting company pursuant to the Stock Option Plan approved by shareholders at the Special Meeting held on December 17, 1997 pursuant to the rules of the Toronto Stock Exchange (the "Rules") as amended on April 20, 1999, May 15, 2000, November 16, 2000 and June 26, 2001 and in reliance on Ontario Securities Commission Rule 45-503 - Trades to Employees, Executives and Consultants (the "OSC Rule"). The following further information is provided pursuant to the OSC Rule and the Rules:

1. Full Name and Address of Vendor:

   OUTLOOK RESOURCES INC.
   Suite 1220, The Thomson Building
   65 Queen Street West
   Toronto, Ontario
   M5H 2M5

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   OUTLOOK RESOURCES INC.
   Suite 1220, The Thomson Building
   65 Queen Street West
   Toronto, Ontario
   M5H 2M5

   400,000 consulting company options to purchase common shares at $0.10 per share until May 31, 2004.

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

COPY

3. Date of Trade

May 31, 2002 subject to approval of the TSX Venture Exchange.

4.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
First Canadian Capital Corp. 155 Rexdale Blvd. Suite 309 Etobicoke, Ontario M9W 5Z8	400,000	May 31, 2004
	400,000	

5. Other Details:

Included with this correspondence is a cheque for $80.00 to cover the filing fee in relation hereto.

Yours very truly,

JOHNSTONE & COMPANY

Per: William R. Johnstone

Encl.
WRJ/ys

cc: Canadian Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission
United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4163)**
Outlook Resources Inc.

F:\WPDOC\STOCKOPT\GRANT\FMI\June FCCC.wpd